Merger Consideration Analysis Project Alphabet Merger Consideration Analysis $ U Share Price L Share Price $9.58 $44.45 Consideration consists of: Stock Consideration of .2155 L shares for 1 U share, or Cash Consideration of $9.58 Shareholders can elect to exchange each U share for all stock or cash; Cash Consideration is subject to limitation of 20% of total transaction value Absent other factors, a $44.45 L share price is the inflection point of Cash Consideration and Stock Consideration

Merger Consideration Detail Analysis Project Alphabet